File no: 0-29718

PE 8-31-02

02057382

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
SEP 09 2002
WASH, D.C. 154 SECTION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2002

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC, Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

WLM

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of: _X_ SCHEDULE A

______ SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER: Las Vegas From Home.com Entertainment Inc.

FOR THE QUARTER ENDED: June 30, 2002

DATE OF REPORT: August 27, 2002

ISSUER ADDRESS: #1460 – 701 West Georgia Street, Vancouver, BC V7Y 1C6

ISSUER FAX: (604) 681-9428 ISSUER TELEPHONE: (604) 681-0204

CONTACT PERSON: Bedo H. Kalpakian

CONTACT'S POSITION: Chairman CONTACT TEL. NO: (604) 681-0204

CONTACT EMAIL ADDRESS: bedo@lvfh.net

WEBSITE ADDRESS: www.lasvegasfromhome.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
BEDO H. KALPAKIAN	"BEDO H. KALPAKIAN"	2002/08/27
DAVID HORLINGTON	"DAVID HORLINGTON"	2002/08/27

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2002

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	June 30 2002 (unaudited)	December 31 2001 (unaudited)
ASSETS		
Current		
Cash	$ 8,195	$ 102,022
Term deposit	17,250	17,250
Receivables	178,777	27,732
Receivable from related party (Note 8)	279,288	26,180
Prepaids	76,531	64,700
	560,041	237,884
Interest in mineral property (Note 3)	1	1
Property and equipment (Note 4)	405,032	494,717
	$ 965,074	$ 732,602
LIABILITIES		
Current		
Payables and accruals	$ 205,976	$ 212,955
Payable to related parties	-	13,587
Player deposits	82,138	-
Loan payable (Note 5)	207,397	200,000
Obligation under capital lease (Note 6)	14,628	14,628
	510,139	441,170
Obligation under capital lease (Note 6)	20,944	26,479
	531,083	467,649
SHAREHOLDERS' EQUITY		
Capital Stock (Note 7)	$ 12,343,787	$ 10,801,388
Capital subscriptions	-	150,000
Deficit	(11,909,796)	(10,686,435)
	433,991	264,953
	$ 965,074	$ 732,602

Going concern (Note 1)
Subsequent event (Note 10)

On behalf of the Board,

"Bedo H. Kalpakian"
Director

"David Horlington"
Director

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Six months ended June 30 2002 (unaudited)	Six months ended June 30 2001 (unaudited)
Rake revenue	$ 137,912	$ -
Other income	14,182	8,790
	152,094	8,790
Expenses		
Advertising and promotion	126,973	23,916
Depreciation	43,507	19,356
Finance, interest and foreign exchange	9,503	22,778
Legal, accounting and audit	76,893	10,335
License fee	-	56,262
Management fees	90,000	90,000
Office and other	23,450	31,516
Professional and consulting fees	243,540	-
Regulatory and transfer agent fees	12,190	15,387
Rent	49,944	53,295
Salaries and benefits	391,774	202,477
Shareholder communication	5,616	3,172
Transaction fees	23,481	-
Technical consulting	60,602	112,739
Telephone	34,721	45,427
Travel, meals and entertainment	99,823	103,279
	1,292,017	789,939
Loss before other items	(1,139,923)	(781,149)
Other items		
Software write down	(83,438)	-
Gain on sale of fixed asset	-	116
	(83,438)	116
Net loss for period	(1,223,361)	(781,033)
Deficit, beginning of period	(10,686,435)	(8,579,564)
Deficit, end of period	$ (11,909,796)	$ (9,360,597)
Weighted average number of shares	28,757,562	15,185,126
Basic and fully diluted loss per common share	$ (0.04)	$ (0.05)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Six months ended June 30	
	2001	2001
	(unaudited)	(unaudited)
Cash provided by (used for)		
Operations		
Net loss	$ (1,223,361)	$ (781,033)
Items not affecting cash		
Depreciation	43,507	19,356
Software write down	83,438	-
Gain on sale of fixed asset	-	116
	(1,096,416)	(761,793)
Changes in non-cash working capital:		
Receivables	(151,045)	(5,984)
Prepaids	(11,831)	(3,590)
Receivable from related party	(253,108)	(33,701)
Payables and accruals	(6,979)	(69,251)
Payable to related party	(13,587)	740
Player deposits	82,138	-
	(354,412)	(112,786)
	(1,450,828)	(874,579)
Financing		
Issuance of common shares for cash	1,542,399	1,063,727
Capital subscriptions	(150,000)	-
Repayment of capital lease	(5,535)	(7,297)
Loan receivable	-	(899)
Loan payable	7,397	200,000
	1,394,261	1,255,531
Investing		
Equipment	(10,506)	(26,364)
Software	(26,754)	(7,570)
Proceeds on sale of fixed asset	-	1,605
	(37,260)	(32,329)
(Decrease) Increase in cash and cash equivalents	(93,827)	348,623
Cash and cash equivalents, beginning of period	102,022	175,189
Cash and cash equivalents, end of period	$ 8,195	$ 523,812

1. Nature of operations and going concern

These interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The company was previously involved in the exploration of mineral properties. During 1999, the company decided not to continue in the mineral exploration business and as a result of which the company sold its mineral properties and wrote down its remaining property to $1 (Note 3).

The company, through its Antiguan subsidiaries is in the business of development, acquisition and marketing of on-line multi-player poker games software. The expected principal revenues of the subsidiaries will be from collecting rakes, licensing fees and royalties.

Although management believes that the conduct of Internet gaming related activities by its subsidiaries will represent a lawful business, there is the risk that the legality of the gaming activity may be challenged by Canadian legal authorities. If the legality of the gaming activity is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the company.

The company has incurred significant operating losses over the past three fiscal years. In addition, the company must raise significant capital to develop its business and to fund operating costs. It is not certain that the company will be successful in its efforts to raise the capital required.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the "going concern" assumption used in preparing these financial statements.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies

Basis of presentation

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements. In the opinion of the company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Principles of consolidation

The consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc. and its wholly-owned subsidiaries Touchdown Inc., Action Poker Gaming, Inc., Endzone Inc., GT Enterprises Inc. and Azat Investment LLC.

2. Summary of significant accounting policies (Continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The estimated fair market value of cash, receivables and payables approximates carrying value due to the relatively short term nature of the instruments.

Interest in mineral properties

Mineral properties are recorded at cost. The costs relating to a property abandoned are written off when the decision to abandon is made.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding. The dilutive effect of options and warrants is not reflected in loss per share as the effect would be anti-dilutive.

Property and equipment

Property and equipment are recorded at cost. The company depreciates its assets on the declining balance method at the following annual rates from the date that they are put into use:

Software	30% declining balance
Computer equipment	30% declining balance
Furniture and equipment	20% declining balance
Vehicle under capital lease	Straight-line over the lease term
Software development costs	Straight-line over 5 years

Foreign currency translation

Monetary assets and liabilities are translated at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated at the appropriate transaction date rates. Depreciation, depletion, and amortization are translated at historic exchange rates.

Stock-based compensation plans

The company has stock-based compensation plans, which are described in Note 7. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

3. Interest in mineral property

	June 30 2002	December 31 2001
Pike County, United States of America		
Acquisition cost, net of proceeds	$ 1	$ 1

4. Property and equipment

	Cost	Accumulated Depreciation	June 30 2002 Net Book Value	December 31 2001 Net Book Value
Software and software development costs	$ 280,939	$ 19,035	$ 261,904	$ 337,623
Computer equipment	171,741	78,074	93,667	99,501
Furniture and equipment	17,069	4,515	12,554	13,976
Vehicle under capital lease	53,683	16,776	36,907	43,617
	$ 523,432	$ 118,400	$ 405,032	$ 494,717

During 2000, the company helped develop and acquired, subject to a Source Code Escrow Agreement, ownership interest in certain software for multi-player interactive poker games. The software was at a stage where it could be played for fun money when various disputes arose between the company and the software developer during 2001. As a result, the development of the software was halted. Presently, the software is not capable of generating revenue, as it cannot be played for real money. The company is in the process of seeking an arbitration based on the original contract in order that the existing disputes may be resolved. During 2001, the company wrote down the software by $156,724 (2000: $Nil), being 50% of the amount paid to reflect the potential decrease in value. During the six month period ended June 30, 2002, the company wrote down the software by an additional amount of $83,438.

During 2001, the company developed its own multi-player interactive poker games software. The amount of $207,656 has been capitalized under software development costs. Amortization expense of $19,035 has been taken on the costs capitalized for the six month period ended June 30, 2002.

5. Loan payable

During 2001, the company issued a debenture for the Principal amount of $200,000 at an interest rate of 9% per annum. The debenture was due and payable on April 26, 2002. As at June 30, 2002, the debenture remains unpaid.

6. Obligation under capital lease

Capital lease obligation	$ 35,572
Less: current portion	14,628
	20,944

The company entered into a four-year lease relating to a motor vehicle. Because the base term exceeds 75% of the estimated useful life of the asset, the company has accounted for the lease as a capital lease. The effective rate of interest under the capital lease is 9.89%. Future minimum lease payments are as follows:

Year ending December 31	
2002	$ 7,314
2003	14,628
2004	14,628
2005	3,657
Total minimum lease payments	40,227
Less: amount representing interest at 9.89%	(4,655)
Balance of the obligation	35,572

7. Capital stock

(a) Authorized:

100,000,000 common shares without par value
5,000,000 preferred shares

(b) Changes in capital stock:

	June 30, 2002		December 31, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance beginning of period	**24,754,420**	**$ 10,801,388**	12,609,236	$ 9,269,584
Exercise of warrants for cash	**1,311,066**	**199,799**	341,125	60,257
Private placement				
Proceeds	**12,038,000**	**1,372,600**	11,737,392	1,611,261
Finder's fees	**-**	**(30,000)**	66,667	(139,714)
Balance end of period	**38,103,486**	**$ 12,343,787**	24,754,420	$ 10,801,388

7. Capital stock (Continued)

(c) Warrants

The following summarizes warrants that have been granted, exercised or have expired for the period ended June 30, 2002. All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated.

	Number of Warrants	Exercise Price $
Balance beginning of period	14,206,037	0.14 to 0.60
Warrants issued	1,688,000	0.35 to 0.70
Warrants exercised	(1,311,066)	0.14 to 0.16
Warrants expired	(165,000)	0.60
Balance end of period	14,417,971	0.14 to 0.70

(d) Stock options

From time to time the company grants stock options to employees and directors pursuant to the rules and regulations of the TSX Venture Exchange. The following summarizes the employees and directors stock options that have been granted, exercised, cancelled and expired during the period ended June 30, 2002.

	Number of Options	Exercise Price $
Balance beginning of period	2,471,442	0.15 to 0.36
Options granted	1,163,907	0.11
Options cancelled	(125,000)	0.22
Balance end of period	3,510,349	0.11 to 0.36

8. Related party transactions

(a) Receivable from related party

		June 30 2002	December 31 2001
Receivable from Lucky 1 Enterprises Inc. (Note 8(a))	$	**110,645**	156,470
Cash held in trust by Lucky 1 Enterprises Inc.		**325,113**	26,180
Provision for write-down		**(156,470)**	(156,470)
		279,288	26,180

8. Related party transactions (Continued)

(a) The company shares office premises with Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.) ("Lucky 1") a company related by common management, directors and officers. Lucky 1 charges the company for its proportionate share of payroll expenses and other expenses ("LVH obligations"). For the six month period ending June 30, 2002, the company has paid the sum of $70,725 for the LVH obligations which are as follows: payroll expenses of $67,112 and other expenses of $3,613.

From 2000 to 2002, the company has made advances to Lucky 1. These advances have been applied towards LVH obligations. The amount of $110,645 has been recorded in receivable from related party and bears interest at prime plus 1%. The loan receivable from Lucky 1 in the amount of $110,645 was paid in full by Lucky 1 subsequent to June 30, 2002.

(b) For the six month period ending June 30, 2002, the company paid management fees totalling $90,000 (2000: $90,000) to a company related by common management.

9. Loss carry forwards

(a) As at December 31, 2001, the non-capital loss carry forward for income tax purposes amounts to $3,457,376. The tax benefits related to the loss carry forward have not been recognized in the financial statements because of uncertainty that the benefits may be realized. The non-capital loss carry forward expires as follows:

2002	$	**180,650**
2003		**125,171**
2004		**119,552**
2005		**158,221**
2006		**708,311**
2007		**1,108,651**
2008		**1,056,820**

(b) The net capital loss carry forward for income tax purposes amounts to $905,088.

(c) The pools of eligible Canadian development and exploration expenditures amount to $269,000. These pools can shelter future earnings from resource properties.

10. Subsequent event

1. On July 18, 2002, the Company announced that it had adopted an Incentive Stock Option Plan under which 3,810,349 common shares in the capital of the Company have been reserved for issuance to Directors, Officers and Employees of the Company. The Incentive Stock Option Plan was approved by the TSX Venture Exchange on July 22, 2002.

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of: ____ SCHEDULE A

_X_ SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER: Las Vegas From Home.com Entertainment Inc.

FOR THE QUARTER ENDED: June 30, 2002

DATE OF REPORT: August 27, 2002

ISSUER ADDRESS: #1460 – 701 West Georgia Street, Vancouver, BC V7Y 1C6

ISSUER FAX: (604) 681-9428 ISSUER TELEPHONE: (604) 681-0204

CONTACT PERSON: Bedo H. Kalpakian

CONTACT'S POSITION: Chairman CONTACT TEL. NO: (604) 681-0204

CONTACT EMAIL ADDRESS: bedo@lvfh.net

WEBSITE ADDRESS: www.lasvegasfromhome.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN	"BEDO H. KALPAKIAN"	2002/08/27
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATE SIGNED (YY/MM/DD)**
DAVID HORLINGTON	"DAVID HORLINGTON"	2002/08/27
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATE SIGNED (YY/MM/DD)**

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses (for the year-to-date period):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3 of the attached unaudited financial statements.

2. Related party transactions

The Company shares office space with Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.) ("Lucky 1"), a company related by common management and directors. Lucky 1 charges the Company for its proportionate share of payroll and other expenses ("Las Vegas obligations"). During the six month period ended June 30, 2002, the Company has paid to Lucky 1 the sum of $70,725 for the Las Vegas obligations which are as follows: payroll expenses of $67,112 and other expenses of $3,613. From 2000 to 2002, the Company has made advances to Lucky 1. These advances have been applied towards Las Vegas obligations. The amount of $110,645 has been recorded in receivable from related party and bears interest at prime plus 1%. The loan receivable from Lucky 1 in the amount of $110,645 was paid in full by Lucky 1 subsequent to June 30, 2002.

During the six month period ended June 30, 2002, a Director of the Company was paid $10,000 for consulting and professional fees.

For the six month period ended June 30, 2002, the aggregate amount of expenditures made to management totaled $90,000 and was paid to Kalpakian Bros. of B.C. Ltd., the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian.

3. Summary of securities issued (during the year-to-date period):

a)	Number of Shares		Amount In Cdn$
AUTHORIZED – common	100,000,000		
Issued and Outstanding: Beginning of period:	24,754,420	$	10,801,388

Issued during the period:	Number of Shares	Amount in Cdn$
January 9, 2002 – issuance of 955,000 units at $0.20 per unit to 6 investors pursuant to a non-brokered private placement dated December 7, 2001. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share of the Company at $0.35 per common share up to January 9, 2003 and at $0.70 per common share up to January 9, 2004.	955,000	191,000
January 17, 2002 – exercise of share purchase warrants attached to units sold covered by the short form offering document dated March 26, 2001	500	70
February 8, 2002 – issuance of 733,000 units at $0.20 per unit to 7 investors pursuant to a non-brokered private placement dated December 7, 2001. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share of the Company at $0.35 per common share up to February 8, 2003 and at $0.70 per common share up to February 8, 2004.	733,000	146,600

February 27, 2002 – exercise of share purchase warrants attached to units sold pursuant to a non-brokered private placement dated February 27, 2001.	400,000	60,000
March 18, 2002 – exercise of share purchase warrants attached to units sold pursuant to a non-brokered private placement dated February 27, 2001.	100,000	15,000
March 26, 2002 – exercise of share purchase warrants attached to units sold pursuant to a non-brokered private placement dated February 27, 2001.	325,000	48,750
March 26, 2002 – exercise of share purchase warrants attached to units sold Pursuant to a non-brokered private placement dated February 14, 2001.	150,000	24,000
April 2, 2002 – exercise of share purchase warrants attached to units sold pursuant to a non-brokered private placement dated February 14, 2001.	250,000	40,000
April 12, 2002 – (1st tranche) issuance of 5,685,000 common shares to 15 investors pursuant to a non-brokered private placement dated March 25, 2002.	5,685,000	568,500
April 18, 2002 – exercise of share purchase warrants attached to a short form offering document dated March 26, 2001.	76,923	10,769
April 18, 2002 – exercise of agent's warrants attached to short form offering document dated March 26, 2001.	8,643	1,210
April 30, 2002 – (2nd and final tranche) issuance of 1,665,000 common shares to 5 investors pursuant to a non-brokered private placement dated March 25, 2002.	1,665,000	166,500
June 20, 2002 – issuance of 3,000,000 common shares to 1 investor pursuant to a non-brokered private placement dated June 9, 2002.	3,000,000	300,000
Less: Finder's fee at 10%	-	(30,000)
Balance at June 30, 2002:	38,103,486	$ 12,343,787

AUTHORIZED – preferred	5,000,000
Issued and Outstanding:	0

(b) Summary of options granted during the period ended June 30, 2002:

Date Granted	Name of Optionee	Number of Common shares	Exercise price per share (Cdn $)	Expiry date
May 17, 2002	Jason McKenzie	50,000	$0.11	May 17, 2003
May 17, 2002	Haig Sakouyan	50,000	0.11	May 17, 2003
May 17, 2002	Stephen Lyons	50,000	0.11	October 18, 2002
May 17, 2002	Paul Nyzuk	25,000	0.11	May 17, 2003
May 17, 2002	Morden C. Lazarus	150,000	0.11	October 10, 2002
May 17, 2002	Bedo H. Kalpakian	419,453	0.11	May 17, 2003
May 17, 2002	Jacob H. Kalpakian	419,454	0.11	May 17, 2003
	TOTAL:	1,163,907		

4. <u>Summary of securities as at the end of the reporting period</u>: (June 30, 2002)

(a) Authorized share capital:

- common shares	100,000,000
- preferred shares	5,000,000

(b) Shares issued and outstanding:

- common shares	38,103,486
- preferred shares	0

(c) Summary of options outstanding:

Agreement Date	Optionees	Number of Common shares	Exercise price Per share (Cdn $)	Expiry Date
August 5, 1999	Director	100,000	$ 0.36	September 24, 2002
September 10, 1999	Director	25,000	0.36	September 10, 2004
September 10, 1999	Employee (1)	25,000	0.36	August 15, 2002
September 10, 1999	Employees (2)	25,000	0.11*	September 10, 2004
January 5, 2000	Consultant (1)	38,000	0.36	August 22, 2002
March 10, 2000	Directors (2)	141,176	0.11*	March 10, 2005
March 10, 2000	Employee (1)	15,000	0.11*	March 10, 2005
August 4, 2000	Director (2)	170,000	0.11*	August 4, 2005
August 4, 2000	Employees (3)	15,000	0.11*	August 4, 2005
August 4, 2000	Employee (1)	5,000	0.31	August 15, 2002
August 4, 2000	Employee (1)	5,000	0.31	August 4, 2005
September 25, 2000	Directors (2)	171,264	0.11*	September 25, 2005
November 16, 2000	Directors (2)	131,000	0.11*	November 16, 2005
March 23, 2001	Director (1)	25,000	0.15	March 23, 2006
May 3, 2001	Director (1)	100,000	0.11*	October 10, 2002
May 3, 2001	Consultant (1)	85,000	0.23	July 17, 2002
May 3, 2001	Consultant (1)	46,178	0.23	May 3, 2003
June 4, 2001	Directors (2)	32,450	0.11*	June 4, 2003
June 4, 2001	Director (1)	100,000	0.11*	October 10, 2002
June 4, 2001	Consultants (2)	185,000	0.24	July 17, 2002
June 4, 2001	Employee (1)	10,000	0.24	August 15, 2002
July 10, 2001	Directors (2)	100,000	0.11*	July 10, 2003
July 10, 2001	Employee (1)	200,000	0.20	November 30, 2002
September 4, 2001	Directors (2)	275,000	0.11*	October 10, 2002
September 4, 2001	Employee (1)	25,000	0.20	August 15, 2002
September 4, 2001	Employee (1)	100,000	0.20	October 31, 2002
December 7, 2001	Employees (3)	116,374	0.22	December 7, 2003
December 7, 2001	Employee (1)	30,000	0.22	October 31, 2002
December 7, 2001	Director (1)	50,000	0.22	December 7, 2003
May 17, 2002	Employee (1)	50,000	0.11	October 18, 2002
May 17, 2002	Employees (3)	125,000	0.11	May 17, 2003
May 17, 2002	Director (1)	150,000	0.11	October 10, 2002
May 17, 2002	Directors (2)	838,907	0.11	May 17, 2003
	TOTAL:	3,510,349		

* Stock options that were priced between $0.36 to $0.20 per share were repriced to $0.11 per share during May 2002.

(d) Summary of warrants outstanding:

Private Placement Agreement Dates	Placees	Number of Warrants	Exercise Price $	Expiry Dates
July 14, 2000 – Brokered Private Placement	4 investors	1,200,000	$0.60	Aug 28, 2002
July 14, 2000	Agent's Fee	110,000	0.60	Aug 28, 2002
July 14, 2000 – Non Brokered Private Placement	3 investors	400,000	0.60	Sept 15, 2002
July 14, 2000 – Non Brokered Private Placement	1 investor	600,000	0.60	Sept 29, 2002
July 14, 2000 – Non Brokered Private Placement	3 investors	335,857	0.60	Oct. 6, 2002
February 14, 2001 – Non Brokered Private Placement	2 investors	100,000	0.16	Mar 5, 2003
February 27, 2001 – Non Brokered Private Placement	1investor	25,000	0.15	Mar 20, 2003
March 26, 2001 – Short Form Offering Document	Several investors	500,423	0.14	Apr 24, 2003
March 26, 2001	Agent's Warrants	113,691	0.14	Apr 24, 2003
March 20, 2001 – Brokered Private Placement	GTL Securities	2,250,000	0.14	May 9, 2003
March 20, 2001	Agent's Warrants	225,000	0.14	May 9, 2003
May 16, 2001 – Non Brokered Private Placement	1 investor	875,000	0.40	June 1, 2003
April 18, 2001 – Non-Brokered Private Placement	4 investors	920,000	0.40	June 4, 2003
April 18, 2001 – Brokered Private Placement	1 investor	2,000,000	0.40	June 22, 2003
April 18, 2001	Agent's Warrants	200,000	0.25	June 22, 2003
April 18, 2001 – Non Brokered Private Placement	5 investors	875,000	0.18	July 13, 2002
			0.40	July 13, 2003
August 13, 2001 – Non Brokered Private Placement	11 investors	2,000,000	0.20	Sept 17, 2002
			0.25	Sept 17, 2003
December 7, 2001 – Non Brokered Private Placement	6 investors	955,000	0.35	Jan 9, 2003
			0.70	Jan 9, 2004
December 7, 2001 – Non Brokered Private Placement	7 investors	733,000	0.35	Feb 8, 2003
			0.70	Feb 8, 2004
	TOTAL:	14,417,971		

(e) Total number of shares subject to escrow or pooling agreements: 0

5. List of Directors and Officers as of the date the report is signed:

Bedo H. Kalpakian	- Chairman and Director
Jacob H. Kalpakian	- President and Director
Gregory T. McFarlane	- Director
David Horlington	- Director
Paul Gragtmans	- Director
Neil Spellman	- Director
Florence Chin	- Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The Company and its Antiguan subsidiaries are in the business of development, acquisition and marketing of on-line multi-player interactive poker games software. The Company's Antiguan subsidiary Action Poker Gaming Inc. ("Action Poker") holds an interactive Gaming license which was granted by the International Financial Sector Regulatory Authority of Antigua and Barbuda to conduct and operate Interactive Gaming from the period starting October 1, 2001 and ending September 30, 2002. The gaming and entertainment operations will be carried on by the Company's subsidiaries in Antigua and not by the Company in Canada. The expected principal revenues of the subsidiaries will be from collecting rakes, licensing fees and royalties.

Results of Operations

During the year 2001, the Company developed its new generation multi-player interactive poker games software. The Company's software was built exclusively by the Company and is owned outright by the Company. Furthermore, certain important features and components of the software are patent pending. The Company's proprietory new generation multi-player interactive poker games software has been successfully launched live on-line to the general public inorder that the general public may play the various interactive poker games for both play and real money under the URL www.gutspoker.com. During the fiscal year 2002, the Company's Antiguan subsidiary intends to actively conduct various marketing campaigns to promote the Company's on-line interactive poker games inorder to attract new players to the Company's on-line interactive poker games. The Company is receiving numerous enquiries from third parties who are interested to enter into different types of business relationships with the Company in respect to the Company's multi-player interactive poker games software.

The company's indirectly owned Antiquan subsidiaries, Endzone Inc. ("Endzone") and Action Poker entered into an agreement dated July 7, 2000, as amended by agreements dated October 16, 2000, November 9, 2000 and December 22, 2000 (collectively, the "Purchase and Support Agreement") with Nasser Towfigh ("Nasser"), Orang Towfigh ("Orang") and Exellon Enterprises Inc. ("Exellon"), a private company controlled by Nasser and Orang, all of West Vancouver, British Columbia, Canada ("collectively reffered to as the Endzone Software Developer"), whereby Exellon sold, under certain terms and conditions, to Endzone (subject to a Source Code Escrow Agreement) a 100% ownership interest in a certain software for multi-player interactive poker games that includes Texas Hold'em, Omaha High, Seven Card Stud, Omaha High/Low, Seven Card Stud High/Low and One-on-One Texas Hold'em (the "Endzone Software"). Pursuant to the Purchase and Support Agreement, Endzone has paid CDN$275,000 to the Endzone Software Developer and has made certain advances to Nasser for the development and acquisition of the Endzone Software. On March 21, 2001, Endzone agreed, under certain terms and conditions, to pay Exellon US$14,000 per month to be present in Antigua for consulting services in relation to training of Action Poker staff and the creation of backend systems. Pursuant to this agreement Endzone has paid Exellon US$28,000 (CDN$43,355) for consulting services. During June, 2001, Endzone paid Exellon a further US$6,500 (CDN$10,065) to incorporate Cryptologic Inc's Ecash and Registration system into the Endzone Software. The

Endzone Software was at a stage where it could be played for fun money when various disputes arose between the Company and the Endzone Software Developer during 2001. As a result, the development of the software was halted. Presently, the software is not capable of generating revenue, as it cannot be played for real money. On December 31, 2001, the Company wrote down the Endzone Software by $156,724 (2000: $Nil), being 50% of the amount paid to reflect the potential decrease in value. On June 30, 2002, the Company wrote down the Endzone Software by an additional amount of $83,438. During December 2001, the Company made a provision for the write-down of the loan receivable from Nasser Towfigh in the amount of $25,207. On February 4, 2002, the Company made a formal demand to Nasser for the repayment of the demand loan plus interest owing to the Company in the amount of $25,312.35. Furthermore, on Februay 4, 2002, pursuant to the July 7, 2000 Software Purchase and Support Agreement, the Company gave formal notice to the Endzone Software Developer to invoke the provision for Arbitration. On February 12, 2002, the Company brought an Action in the Supreme Court of British Columbia against Nasser for the sum of $25,312.35 in respect to the advances made by the Company to Nasser plus accrued interest. On March 25, 2002, Nasser filed a Statement of Defence to the Company's Action and has filed a counterclaim against the Company, its Chairman, and its President. The parties to the Lawsuit are attempting to amicably resolve all disputes between themselves.

On March 26, 2002, the Company entered into a Letter of Intent with Inter-Franchise Inc. of Laval, Quebec ("Inter-Franchise"), an arm's length third party, whereby the Company shall, under certain terms and conditions, acquire 100% of the shares of Inter-Franchise. Inter-Franchise is involved in the Internet Gaming Industry. This transaction is subject to a number of conditions which include, but are not limited to, the approval of the regulatory authorities. In respect to this transaction, the Company shall, subject to TSX Venture Exchange approval, pay a Finder's Fee of 5% to an arm's length party. As of the date of this report the contemplated transaction covered by the Letter of Intent has not yet been formalized.

On April 26, 2001, the Company entered into an agreement with Cryptologic Inc. of Toronto, Ontario ("Crypto") in respect to the terms of an arrangement between Crypto and the Company in relation to a Debenture (the "April 26, 2001 Agreement"), whereby Crypto advanced to the Company the sum of Canadian $200,000 for the purposes of marketing the Action Poker Software. The April 26, 2001 Agreement was subject to certain terms and conditions including but not limited to the Company exclusively using Crypto's electronic cash services ("Ecash") system for all commercial applications of the Action Poker Software. In furtherance to the April 26, 2001 Agreement, the Company's wholly-owned Antiguan subsidiary G.T. Enterprises inc. ("GT") entered into a Software Supply and Support Agreement on May 14, 2001 with Wagerlogic Limited ("Wagerlogic") a Cyprus Corporation wholly-owned by Crypto and Cryptologic Caribbean Limited ("CCL") an Antiguan Corporation wholly-owned by Crypto (hereinafter collectively referred to as the "Cryptologic Group"). The Cryptologic Group are in breach of the Agreements. As a result, on March 12, 2002 the Company and GT filed an action in the Supreme Court of British Columbia against the Cryptologic Group (the "Company's lawsuit"). In regards to the Company's lawsuit, the Company is claiming general damages against the Cryptologic Group for one or more of breach of contract, conspiracy, unlawful interference with economic relations and interest and unjust enrichment. Furthermore, the Company's Statement of Claim includes a prayer for injunctive relief to prohibit and restrain the Cryptologic Group and their agents from using the confidential information of the Company and, in that case, an accounting of all monies, profits and benefits made and received by the Cryptologic Group from the use of the confidential information of the Company. In respect to the April 26, 2001 Agreement, the Company has paid to Crypto the sum of Canadian $13,561.64 which represents interest up to January 25, 2002 but the Company has not repaid the Principal amount of Canadian $200,000. Accrued interest on the debenture arrangement of $200,000 up to June 30, 2002 is $7,397. On May 3, 2002, Crypto issued a Demand Letter to the Company for the amount of Canadian $204,438.36. This amount of $204,438.36 represents the Principal amount of the debenture arrangement of Canadian $200,000 together with interest accrued on the debenture arrangement of Canadian $4,438.36.

During May, 2002, the Company's wholly-owned Antiguan Subsidiary entered into two Licensing Agreements, and two Master Affiliate Agreements in respect to its Gutspoker Software with various parties that are at arm's length to the Company.

At the Company's most recent Annual General Meeting of its Members, which was held on June 24, 2002 at the Company's offices in Vancouver, BC, the shareholders of the Company passed a resolution to fix the number of Directors of the Company at 6. Mr. David Horlington of Montreal, Quebec was elected as a Director of the Company replacing Mr. David Neale who did not stand for re-election. Mr. David Neale served as a member of the Company's Board of Directors from November 8, 1999 up to June 23, 2002. Furthermore, the shareholders of the Company approved the implementation of an Incentive Stock Option Plan for the Company and which was subsequently approved by the TSX Venture Exchange.

During the six month period ended June 30, 2002, the Company incurred a net loss of $1,223,361 ($0.04 per share) as compared to a net loss of $781,033 ($0.05 per share) for the same period in the previous year. Operating expenses in the year amounted to $1,292,017 as compared to $789,939 in the same period of the year 2001. This amount consists primarily of advertising and promotion, legal, accounting and audit, professional and consulting fees, salaries and benefits, transaction fees, depreciation and rent. The increase in operating costs is mainly attributable to the Company expanding its staffing requirements and engaging consultants for the development, testing, enhancement, software technical and marketing support of the Company's multi-player interactive poker games software. Advertising and promotional costs were $126,973 as compared to $23,916 for the same period in the previous year. The Company has an Investor Relations contract with Renmark Financial Communications which is dated November 15, 2001 (for particulars please see "Investor Relations"). Promotional activities in respect to Gutspoker.com consisted of web hosting and placing advertisements in various magazines in the U.S.A. During the six month period ended June 30, 2002, the Company's Antiguan Subsidiary recorded revenues generated from the Company's on-line multi-player interactive poker games of $137,912 (2001: $Nil). These revenues have been applied towards general and administrative costs of the Company's Antiguan Subsidiaries.

Investor Relations

The Company has a Communications and Investor Relations Agreement dated November 15, 2001 (the "Agreement") with Renmark Financial Communications of Montreal, Quebec ("Renmark"), for a 12 month period starting November 15, 2001. Renmark is paid a monthly fee of $7,500. The services provided by Renmark to the Company is investor relations so as to make the Company more visible in the marketplace. The Company and Renmark have a right to terminate the Agreement at anytime by giving 30 days notice in writing to each other.

Liquidity and Solvency

The Company has financed its operations mainly through private placements. The proceeds from all of the private placements were applied towards software development costs, continued enhancement of the company's software and general working capital.

On January 10 and on February 11, 2002, the Company completed the first and second tranche of the non-brokered Private Placement Financing which was announced on December 7 and 21, 2001. The Company issued a total of 1,688,000 units at $0.20 per unit for total proceeds of $337,600. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of two years from the closing date at the price of $0.35 per common share in the first year and at $0.70 per common share in the second year. The Private Placement Financing shares which have been issued are subject to a hold period expiring May 9 and June 8, 2002 respectively. The funds received from this financing were expended towards software development and any unspent amounts were added towards general working capital.

On February 1, 2002, the Company entered into agreements with two arm's length third parties to issue convertible debentures, upon certain terms and conditions, for Principal amounts totalling $110,000 bearing compounded interest at the rate of 10% per annum payable quarterly. The convertible debentures were supposed to become due and payable on February 1 and 4, 2003. However, the convertible debentures were never issued as the agreements have been terminated by mutual consent on April 17, 2002.

On April 16 and 30, 2002, the Company closed the first and second tranche of the non-brokered Private Placement Financing which was announced on March 25 and 28, 2002. The Company issued a total of 7,350,000 common shares in the capital of the Company at a price of $0.10 per common share, for total proceeds of $735,000. The Private Placement Financing shares which have been issued are subject to a hold period expiring August 12 and 30, 2002 respectively. The funds received from this financing have been expended towards software development and towards general working capital.

On June 24, 2002, the Company closed the non-brokered Private Placement Financing which was announced on April 2, 2002. The non-brokered Private Placement Financing was changed from the originally proposed $300,000 convertible debenture into a Private Placement Subscription for $300,000 common shares in the capital of the Company. Pursuant to this non-brokered Private Placement the Company issued a total of 3,000,000 common shares in the capital of the Company at a price of $0.10 per common share for total proceeds of $300,000. The Private Placement Financing shares which have been issued are subject to a hold period expiring on October 20, 2002. In connection with this non-brokered Private Placement Financing, the Company paid a Finder's Fee in the amount of $30,000 to Mr. Harry Migirdic of Montreal, Quebec. The Company will expend the proceeds from this non-brokered Private Placement towards software development and general working capital.

During the six month period ended June 30, 2002, a total of 1,311,066 share purchase Warrants were exercised for total proceeds of $199,799. The funds received by the Company have been used for general working capital.

As at June 30, 2002, the Company had a working capital of $49,902 as compared to a working capital deficit of $203,286 in the same period of 2001. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and debt financings in order to conduct its operations uninterruptedly, it is the Company's intention to pursue these methods for future funding of the Company.

Subsequent events

1. The Company accepted the resignations of Mr. Morden C. Lazarus and Mr. R. Ronald Sheppard both of Montreal, Quebec ("Messrs. Lazarus and Sheppard") from the Board of Directors of the Company effective as of July 10, 2002. Effective July 12, 2002, Mr. Paul Gragtmans of Toronto, Ontario and Mr. Neil Spellman of San Diego, California ("Messrs. Gragtmans and Spellman") have joined the Company's Board of Directors filling the vacancy created by the resignations of Messrs. Lazarus and Sheppard. Mr. Paul Gragtmans of Toronto brings to the Company valuable on-line business development and marketing experience. Mr. Gragtmans has been involved in the technology industry for more than 20 years and over the last 2 years has specifically been immersed in the e-gaming industry. Mr. Neil Spellman of San Diego, California brings considerable financial experience to the Company as a result of his involvement in the North American financial markets for over 20 years, most of which was with a major Wall Street Investment Banking Firm.

2. On July 18, 2002, the Company announced that it had adopted an Incentive Stock Option Plan under which 3,810,349 common shares in the capital of the Company have been reserved for issuance to Directors, Officers and Employees of the Company. The Incentive Stock Option Plan was approved by the TSX Venture Exchange on July 22, 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
(Registrant)

Date Sept 3, 2002

By ______________________
(Signature)*

*Print the name and title of the signing officer under his signature.